UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

PepperBall Technologies, Inc.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

815175104
(CUSIP Number)

December 31, 2008
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for the Reporting Person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 815175104

(1)	Name of Reporting Person and I.R.S. Identification No. of Such Person (entities only)1

The Peierls Foundation, Inc. Taxpayer I.D. No. 13-6082503

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) (b) X

(3)	SEC Use Only ___________________________________________________________

(4)	Citizenship or Place of Organization

New York, USA

Number of Shares Beneficially Owned by Each Reporting Person with:	(5) Sole Voting Power: (6) Shared Voting Power: (7) Sole Dispositive Power: (8) Shared Dispositive Power:	692,349 2 0 692,349 2 0

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person: 692,349

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) _______

(11)	Percent of Class Represented by Amount in Row (9): 5.22%

(12)	Type of Reporting Person (See Instructions):

CO

1 Joint filing pursuant to Rule 13d-1(k)(1).  This Schedule 13G is filed by the Peierls Foundation, Inc. (the “Foundation”).  This Schedule 13G is also being filed on behalf of E. Jeffrey Peierls, the President and a Director of the Foundation, and Brian E. Peierls, the Vice President and a Director of the Foundation.  E. Jeffrey Peierls and Brian E. Peierls may be deemed to share indirect ownership of securities held by the Foundation, as well as securities held by a trust of which E. Jeffrey Peierls and Brian E. Peierls are co-trustees.

2 Consists of 369,377 shares of common stock and 322,972 shares of common stock which may be acquired upon conversion of shares of convertible preferred stock held by the Foundation.

CUSIP No. 815175104

(1)	Name of Reporting Person and I.R.S. Identification No. of Such Person (entities only)1

E. Jeffrey Peierls

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) (b) X

(3)	SEC Use Only ___________________________________________________________

(4)	Citizenship or Place of Organization

USA

Number of Shares Beneficially Owned by Each Reporting Person with:	(5) Sole Voting Power: (6) Shared Voting Power: (7) Sole Dispositive Power: (8) Shared Dispositive Power:	270,561 3 799,572 4 270,561 3 799,572 4

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,070,132

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) _______

(11)	Percent of Class Represented by Amount in Row (9): 7.96%

(12)	Type of Reporting Person (See Instructions):

IN

3 Consists of 117,777 shares of common stock and 91,951 shares of common stock which may be acquired upon conversion of shares of convertible preferred stock held by E. Jeffrey Peierls, and 60,832 shares of common stock which may be acquired upon conversion of shares of convertible preferred stock held by trusts of which E. Jeffrey Peierls is the sole trustee.

4 Consists of 63,269 shares of common stock and 43,954 shares of common stock which may be acquired upon conversion of shares of convertible preferred stock held by a trust of which E. Jeffrey Peierls is a co-trustee, and 369,377 shares of common stock and 322,972 shares of common stock which may be acquired upon conversion of shares of convertible preferred stock held by the Foundation.

(1)	Name of Reporting Person and I.R.S. Identification No. of Such Person (entities only)1

Brian E. Peierls

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) (b) X

(3)	SEC Use Only ___________________________________________________________

(4)	Citizenship or Place of Organization

USA

Number of Shares Beneficially Owned by Each Reporting Person with:	(5) Sole Voting Power: (6) Shared Voting Power: (7) Sole Dispositive Power: (8) Shared Dispositive Power:	154,796 5 799,572 6 154,796 5 799,572 6

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person: 954,368

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) _______

(11)	Percent of Class Represented by Amount in Row (9): 7.14%

(12)	Type of Reporting Person (See Instructions):

IN

5 Consists of 85,976 shares of common stock and 66,282 shares of common stock which may be acquired upon conversion of shares of convertible preferred stock held by Brian E. Peierls, and 2,538 shares of common stock held by Brian E. Peierls as nominee for his children.

6 Consists of 63,269 shares of common stock and 43,954 shares of common stock which may be acquired upon conversion of shares of convertible preferred stock held by a trust of which Brian E. Peierls is a co-trustee, and 369,377 shares of common stock and 322,972 shares of common stock which may be acquired upon conversion of shares of convertible preferred stock held by the Foundation.

Item 1.  Name and Address of Issuer.

(a),(b)     Name and address of principal executive offices of Issuer:

PepperBall Technologies, Inc.
6142 Nancy Ridge Drive
Suite 101
San Diego, CA  92121
Item 2.

The Peierls Foundation, Inc.

(a)	Name of person filing:

The Peierls Foundation, Inc.

(b)	Residence or Business Address:

c/o U.S. Trust Company of N.Y.
114 West 47th Street
New York, NY  10036

(c)	Citizenship:

New York, USA entity

(d)	Title and Class of Securities:

Common Stock, $.001 par value

(e)	CUSIP Number:

           815175104

E. Jeffrey Peierls

(a)	Name of person filing:

E. Jeffrey Peierls

(b)	Residence or Business Address:

73 S. Holman Way
Golden, CO 80401

(c)	Citizenship:

USA

(d)	Title and Class of Securities:

Common Stock, $.001 par value

(e)	CUSIP Number:

                                815715104

Brian E. Peierls

(a)	Name of person filing:

Brian E. Peierls

(b)	Residence or Business Address:

7808 Harvestman Cove
Austin, TX  78731

(c)	Citizenship:

USA

(d)	Title and Class of Securities:

Common Stock, $.001 par value

(e)	CUSIP Number:

                                815175104
Item 3.

N/A

Item 4.  Ownership.

(a)	Amount beneficially owned: See Item 9 of Cover Pages.

(b)	Percent of class: See Item 11 of Cover Pages.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: See Item 5 of Cover Pages

(ii)	Shared power to vote or to direct the vote: See Item 6 of Cover Pages

(iii)	Sole power to dispose or to direct the disposition of: See Item 7 of Cover Pages

(iv)	Shared power to dispose or to direct the disposition of: See Item 8 of Cover Pages

Item 5-9.  Ownership of Five Percent or Less of a Class

N/A

Item 10.  Certification

The following certification shall be included if the statement is filed pursuant to §240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of the Reporting Person’s knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Date: January 15, 2010	The Peierls Foundation, Inc.

By:    /s/  E. Jeffrey Peierls
E. Jeffrey Peierls, President

/s/  E. Jeffrey Peierls
E. Jeffrey Peierls, Individually

/s/ Brian Peierls
Brian E. Peierls, Individually